UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SPARK NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

84651P100

(CUSIP Number of Common Stock Underlying Class of Securities)

Joshua A. Kreinberg

General Counsel and Corporate Secretary

Spark Networks, Inc.

8383 Wilshire Boulevard, Suite 800

Beverly Hills, California 90211

(323) 658-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Katherine J. Blair, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

Calculation of Registration Fee

Transaction Valuation*	Amount of Filing Fee**
$3,986,463	$157

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 3,113,200 shares of the issuer’s common stock and have an aggregate value of $3,986,463 (based on an exercise price of $3.00 per share) calculated based on a Black-Scholes option pricing model.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00003930 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose. The filing fee was previously paid with the filing of the Schedule TO filed on December 2, 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 2, 2008 (“Schedule TO”) by Spark Networks, Inc. (the “Company”) relating to an offer by the Company to certain optionholders, upon the terms and subject to the conditions in the Offer to Exchange that was filed as Exhibit 99.(a)(1)(A) to the Schedule TO dated December 2, 2008, as amended and supplemented by this Amendment No. 1, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share. This Amendment No. 1 is being filed in connection with the Company’s response to comments received from the Securities and Exchange Commission.

This Amendment amends only the items to the Schedule TO that are being amended, and unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. This Amendment speaks only as of the original filing date, and this filing has not been updated to reflect any events occurring after the original filing date or to modify or update disclosures affected by other subsequent events. You should read this Amendment No. 1 to the Schedule TO together with the Schedule TO.

Item 1.	Summary Term Sheet.

All references in the Exchange Offer to the meaning of “Eligible Optionholder” are revised as follows: To be an Eligible Optionholder, you must continue to be employed by Spark or one of our subsidiaries through the expiration date of the Exchange Offer. To validly tender Eligible Options pursuant to the Exchange Offer, you must remain an Eligible Optionholder and must be employed by the Company through the expiration date of the Exchange Offer.

Item 2.	Subject Company Information.

(b) Securities. To remain eligible to tender Eligible Options for exchange and receive New Options, the Eligible Optionholders must continue to be employed by the Company through the expiration date of the Exchange Offer.

Item 4.	Terms of the Transaction.

(a) Material Terms. All references in the Exchange Offer to the meaning of “Eligible Optionholder” are revised as follows: To be an Eligible Optionholder you must continue to be employed by Spark or one of our subsidiaries through the expiration date of the Exchange Offer. To validly tender Eligible Options pursuant to the Exchange Offer, you must remain an Eligible Optionholder and must be employed by the Company through the expiration date of the Exchange Offer. The first paragraph entitled “Circular 230 Disclaimer” under Section 13 (“Material United States Tax Consequences”) of the Exchange Offer is deleted.

Item 6.	Purposes of the Transaction and Plans or Proposals.

All references in the Exchange Offer to the meaning of “Eligible Optionholder” are revised as follows: To be an Eligible Optionholder, you must continue to be employed by Spark or one of our subsidiaries through the expiration date of the Exchange Offer. To validly tender Eligible Options pursuant to the Exchange Offer, you must remain an Eligible Optionholder and must be employed by the Company through the expiration date of the Exchange Offer.

Item 7.	Source and Amount of Funds or Other Consideration.

(b) Conditions. All references in the Exchange Offer to the meaning of “Eligible Optionholder” are revised as follows: To be an Eligible Optionholder, you must continue to be employed by Spark or one of our subsidiaries through the expiration date of the Exchange Offer. To validly tender Eligible Options pursuant to the Exchange Offer, you must remain an Eligible Optionholder and must be employed by the Company through the expiration date of the Exchange Offer.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A) *	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated December 2, 2008

(a)(1)(B) *	Form of Announcement of Offer to Exchange

(a)(1)(C) *	Election Form

(a)(1)(D) *	Form of Eligible Option Information Sheet

(a)(1)(E) *	Notice of Withdrawal

(a)(1)(F) *	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(G) *	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(H) *	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(I) *	Form of Communication to Eligible Optionholders Rejecting the Election Form or Eligible Option Information Sheet Under the Exchange Offer

(a)(1)(J) *	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer

(a)(1)(K)	Form of Reminder Communication to Eligible Optionholders

(a)(1)(L)	Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008 and incorporated herein by reference

(a)(1)(M)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 13, 2008 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2000 Executive Share Option Scheme (incorporated by reference to Exhibit10.3 of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on March 10, 2005)

(d)(2)	Form of Option Agreement for 2000 Executive Share Option Scheme (incorporated by reference to Exhibit 10.3(a) of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on November 14, 2005).

(d)(3)	2004 Share Option Scheme (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on March 10, 2005)

(d)(4)	Form of Option Agreement for 2004 Share Option Scheme (incorporated by reference to Exhibit 10.2(a) of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on November 14, 2005)

(d)(5)	Amendments to 2000 and 2004 Option Schemes (incorporated by reference to Exhibit 10.3 of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(6) *	Amendments dated November 25, 2008 to 2000 and 2004 Option Schemes re: change of control provisions

(d)(7)	2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(8)	Form of Stock Option Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(A) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(9)	Form of Restricted Stock Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(B) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(10)	Form of Restricted Stock Unit Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(C) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPARK NETWORKS, INC.

By:	/s/ Joshua A. Kreinberg
Name:	Joshua A. Kreinberg
Title:	General Counsel and Corporate Secretary

Date: December 5, 2008

Index to Exhibits

Exhibit No.	Description
(a)(1)(A) *	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated December 2, 2008

(a)(1)(B) *	Form of Announcement of Offer to Exchange

(a)(1)(C) *	Election Form

(a)(1)(D) *	Form of Eligible Option Information Sheet

(a)(1)(E) *	Notice of Withdrawal

(a)(1)(F) *	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(G) *	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(H) *	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(I) *	Form of Communication to Eligible Optionholders Rejecting the Election Form or Eligible Option Information Sheet Under the Exchange Offer

(a)(1)(J) *	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer

(a)(1)(K)	Form of Reminder Communication to Eligible Optionholders

(a)(1)(L)	Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on March 31, 2008 and incorporated herein by reference

(a)(1)(M)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 13, 2008 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2000 Executive Share Option Scheme (incorporated by reference to Exhibit10.3 of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on March 10, 2005)

(d)(2)	Form of Option Agreement for 2000 Executive Share Option Scheme (incorporated by reference to Exhibit 10.3(a) of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on November 14, 2005).

(d)(3)	2004 Share Option Scheme (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on March 10, 2005)

(d)(4)	Form of Option Agreement for 2004 Share Option Scheme (incorporated by reference to Exhibit 10.2(a) of the Registrant’s Registration Statement on Form S-1 (File No. 333-123228) filed with the Securities and Exchange Commission on November 14, 2005)

(d)(5)	Amendments to 2000 and 2004 Option Schemes (incorporated by reference to Exhibit 10.3 of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(6) *	Amendments dated November 25, 2008 to 2000 and 2004 Option Schemes re: change of control provisions

(d)(7)	2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(8)	Form of Stock Option Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(A) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(9)	Form of Restricted Stock Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(B) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(d)(10)	Form of Restricted Stock Unit Agreement for 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6(C) of the Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

(g)	Not applicable

(h)	Not applicable

*	Previously filed